EXHIBIT 99.5

                               ITEM 7 INFORMATION


           NBC Sports Ventures, Inc. is a wholly-owned subsidiary of National Broadcasting Company, Inc., which in turn is a wholly-owned subsidiary of National Broadcasting Company Holding, Inc. National Broadcasting Company Holding, Inc. is a wholly-owned subsidiary of General Electric Company.












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